SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded company

Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

MATERIAL FACT

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY AND ADDITIONAL
DIVIDENDS ON THE AMOUNT OF R$ 300 MILLION

Brasil Telecom Participações S.A. (the “Company”) informs that at the Ordinary General Shareholders Meeting held on April 29, 2005, the shareholders of the Company approved the payment of dividends relative to the fiscal year 2004, in accordance with the Management proposal. The shareholders also deliberated on the additional dividends distribution on the amount of R$300,000,000.00 (three hundred million reais), on the account Profit Reserves – Accumulated Profits.

On this date, the Company’s Board of Directors approved the payment date of interest on shareholders’ equity credited on 04/20/2005, which will be imputed to the dividends relative to the fiscal year 2005, pursuant to article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários).

1. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS – FISCAL YEAR 2004

Relative to the fiscal year 2004, the total amount of dividends and interest on shareholders’ equity approved was R$250,235,938.19 (two hundred fifty million, two hundred thirty-five thousand and nine hundred thirty-eight reais and nineteen centavos). Out of this total, R$206,975,000.00 (two hundred six million and nine hundred seventy-five thousand reais) were paid as interest on shareholders’ equity net of income tax on January 14, 2005.

The remaining amount to be paid is R$43,260,938.19 (forty three million, two hundred and sixty thousand, nine hundred and thirty eight reais, and nineteen centavos), equivalent to R$0,120652338 per 1,000 common and preferred shares, as follow:

Record Date	Brazilian Ex-Date	Payment Date	Gross amount credited (R$)	Gross amount per 1,000 shares (R$)
04/29/2005	05/02/2005	From 05/16/2005	43,260,938.19	0.120652338

2. ADDITIONAL DIVIDENDS

The total amount of additional dividends based on the Profit Reserve – Accumulated Profit account accumulated on the fiscal years of 1992 and 1993 to be paid is equivalent to R$0.827612659 per 1,000 thousand preferred and common shares, as follow:

Record Date	Brazilian Ex-Date	Payment Date	Gross amount credited (R$)	Gross amount per 1,000 shares (R$)
05/09/2005	05/10/2005	From 05/23/2005	300,000,000.00	0.827612659

3. INTEREST ON SHAREHOLDERS’ EQUITY – FISCAL YEAR 2005

Relative to the fiscal year 2005, the total amount of interest on shareholders’ equity net of income tax to be paid is R$184,110,000.00 (one hundred eighty-four million and one hundred and ten thousand reais), according to the Material Fact released on April 21, 2005, as follow:

Date of the credit	Brazilian Ex-Date	Payment Date	Gross amount credited (R$)	Gross amount per 1,000 shares (R$)	Net amount of income tax per 1,000 shares (R$)
04/20/2005	05/03/2005	From 05/16/2005	216,600,000.00	0.597536340	0.507905889

4. FORM AND PLACE OF PAYMENT

Shareholders who have bank accounts and have provided their bank account information to Banco ABN AMRO Real S.A. (Depositary Institution) will have their interest on shareholders’ equity and dividends credited to those accounts.

The dividends and interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Banco ABN AMRO Real S.A. branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:

A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.

A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the board meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

5. RETAINED INCOME TAX

The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco ABN AMRO Real S.A. in this condition, according to the Material Facts published on the newspapers Gazeta Mercantil (national edition), Correio Braziliense, Valor Econômico and Diário Oficial da União, on the fiscal years 2004 and 2005.

The dividends relative to the fiscal year 2004 were calculated based on the amount of the profit registered in the fiscal year 2004 and on profit reserves referent to the fiscal year 1996. The following are the respective proportions:

  1996     73.75%
  2004     26.25%

Pursuant to Article 654 of RIR/99, there will be no taxation related to the income of 1996 and 2004 for the natural and legal persons who are residents in Brazil and in case of remittance to other countries.

The additional dividends were calculated based on profit reserves referent to the fiscal years 1992 and 1993. The following are the respective proportions:

  1992     97.01%
  1993     2.99%

Pursuant to Article 654 of RIR/99, there will be no taxation related on profit reserves referent to the fiscal years 1992 and 1993 for the natural and legal persons who are residents in Brazil.

In case of remittance to other countries, the dividends relating on profit reserves referent to the fiscal years 1992 and 1993 will be taxed at the rate of 15%, pursuant to Article 77 of Law 8.383/91.

Brasília - DF, April 29, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer